September 15, 2006

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Verizon Communications Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 14, 2006

Forms 10-Q for the quarterly periods ended June 30, 2006

File No. 1-8606

Dear Mr. Spirgel:

This letter sets forth the responses of Verizon Communications Inc. (“Verizon” or the “Company”) to the comments contained in your letter, dated September 1, 2006, relating to Form 10-K for the fiscal year ended December 31, 2005 that the Company filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2006, and Form 10-Q for the quarterly period ended June 30, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K for the fiscal year ended December 31, 2005

General

1.	We note from your website that you may have operations associated with Cuba, Iran, North Korea, Syria and Sudan. Each of these countries is identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions and/or controls. In particular, we note your Global Rental, GSM Coverage and other web pages with rates for calls to Iran, Syria and Sudan. We note also the international rates for domestic calls to each of the six countries. Your Form 10-K does not contain any disclosure about operations associated with these countries. Please address the materiality of your contacts with these countries. Your response should describe your current, historical and anticipated operations in, and contacts with, these countries, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements, including any arrangements for voice service within these countries provided by affiliates or third parties.

Subsidiaries of the Company have agreements with other carriers or with national public telecommunications carriers in the five countries referenced in the Staff comment above, for the exchange of international telecommunications traffic. These agreements enable us to provide customers with the ability for telecommunications with those countries, and are required for all countries with which U.S. carriers exchange telecommunications traffic. We provide such services for over 140 countries. The Company’s rates for carrying calls to these countries are the international rates referred to on the Company’s websites.

Mr. Larry Spirgel

Securities and Exchange Commission

September 15, 2006

In addition, our wireless customers may obtain wireless services outside of the United States through our Global Phone and Global Rental programs. Under the Global Phone program, our wireless customers may purchase a phone for use when traveling in over 140 countries. Global Phone service is not (and never has been) offered in Cuba, Iran, North Korea or Sudan. Global Phone revenues from our customers’ use while traveling in Syria were less than $2,000 in 2005, and have been less than $1,000 in 2006 through June 30th. We recently discontinued offering the service for customer use in Syria.

The Global Rental program is intended primarily to accommodate customers who travel infrequently, and do not use our Global Phone service. Customers are referred to a third party company to place an order for handset rental and wireless service. We receive a commission based on customers’ equipment rental and usage charges collected by the third party. Global Rental service is not (and has never been) offered in Cuba, Iran or North Korea. Global Rental commission revenues from customers’ use while traveling in Syria and Sudan were less than $3,000 in 2005, and have been less than $2,000 in 2006 through June 30th. Earlier this year, we discontinued arranging the service for customer requests for use in Syria, and recently also discontinued arranging the service for customer requests for use in Sudan.

U.S. Government sanctions generally prohibit transactions with Cuba, Iran, and Sudan, but transactions incident to the receipt or transmission of international telecommunications are specifically authorized under general licenses contained in the sanctions. (See 31 CFR §§ 515.542, 560.508, and 538.512.) Financial transactions associated with the provision of these telecommunications services are authorized under general licenses in the same sanctions as well as specific U.S. licenses held by the Company with respect to Cuba. U.S. Government sanctions that apply to North Korea also contain a specific authorization for transactions incident to the receipt or transmission of international telecommunications and associated financial transactions and have been further liberalized to provide a broad general license authorizing transactions with North Korea. (See 31 CFR §§ 500.571 and 500.586.) U.S. Government sanctions with respect to Syria do not prohibit transactions incident to the receipt or transmission of international telecommunications traffic with Syria. (See 31 CFR Part 542.)

During 2005, annual revenue for international telecommunications services with these countries was less than $20 million. With the acquisition of MCI during the first quarter of 2006, estimated annual revenues for 2006 are expected to be $60 million to $80 million, or less than 0.1% of total estimated annual revenues for the Company during 2006.

Please be advised that the Company maintains compliance policies and procedures, including required employee training, in order to ensure compliance with laws and regulations governing international business activities.

In view of the foregoing, the Company does not believe that its activities with respect to these five countries are qualitatively or quantitatively material.

2.	In your materiality analysis, please discuss whether your operations or contacts, if any, constitute a material investment risk for your security holders. Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from operations associated with the six countries.

It is the Company’s view that the limited, and lawful, activities described above do not constitute an investment risk, material or otherwise, for the Company’s security holders. Similarly, these activities do not pose any operational or regulatory compliance challenges for the Company.

Mr. Larry Spirgel

Securities and Exchange Commission

September 15, 2006

3.	In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Cuba, North Korea, Iran, Syria, and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain states assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in the five countries.

For the reasons stated above, the Company does not believe that its reputation and share value are diminished in the eyes of reasonable investors.

The Company is generally aware of the adoption by certain states of laws or investment guidelines requiring divestment of interests in companies that do business with countries identified as state sponsors of terrorism. The Company recently discovered that it had been incorrectly included on a list prepared by Institutional Shareholder Services (“ISS”) of companies doing business in Sudan. The Company contacted ISS and has now been assured that the Company has been removed from the list.

Form 10-Q for the quarterly period ended June 30, 2006

Item 9A. Controls and Procedures, page 21

4.	We note that, based on an evaluation completed as of the end of the three months ended June 30, 2006, the CEO and CFO concluded that the company’s disclosure controls and procedures are effective in “to ensure that that material information relating to the registrant and its consolidated subsidiaries would be accumulated and communicated to them by others within those entities, particularly during the period in which this Quarterly Report was being prepared, to allow timely decisions regarding required disclosure.” This conclusion, however, goes to only one part of the definition of “disclosure controls and procedures.” See Rule 13a-15(e) under the Securities Exchange Act of 1934. In your response to this comment letter, please confirm that the CEO and CFO concluded, as of the end of the fiscal year ended December 31, 2003, that (1) “disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms,” and that (2) “disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management including its

Mr. Larry Spirgel

Securities and Exchange Commission

September 15, 2006

principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Rule 13a-15(e). Alternatively, you may simply confirm that the CEO and CFO concluded, on the applicable dates, that the company’s disclosure controls and procedures were effective. Also confirm that you will comply with this comment in all future filings.

In response to the Staff’s comment, Verizon confirms that our CEO and CFO concluded, as of the end of the three months ended June 30, 2006, and as of the applicable dates for each of our prior periodic reports, that the Company’s disclosure controls and procedures were effective. We also confirm that the Company will comply with this comment in all future filings.

5.	Your conclusion as to the effectiveness of disclosure controls and procedures should clearly state that they either are or are not effective. Therefore, please confirm that your CEO and CFO concluded that your disclosure controls and procedures were effective as of June 30, 2006, and confirm that in all future filings, you will not use the word “adequate” when summarizing the conclusion as to the effectiveness of your disclosure controls and procedures.

In response to the Staff’s comment, Verizon confirms that our CEO and CFO concluded that our disclosure controls and procedures were effective as of June 30, 2006. We also confirm that in all future filings the Company will not use the word “adequate” when summarizing the conclusion as to the effectiveness of our disclosure controls and procedures.

* * *

Verizon acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings. In addition, the Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (908) 559-2234, or Michael Morrell at (908) 559-1200.

Sincerely,

Thomas A. Bartlett
Senior Vice President and Controller